SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AKEBIA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

00972D105

(CUSIP NUMBER)

Paul E. Rehm

19 Old Kings Highway S, Suite 200

Darien, CT 06820

(203) 404-1172

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00972D105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,448,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,448,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,448,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00972D105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,448,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,448,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,448,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 00972D105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,448,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,448,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,448,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 26, 2018 (the “Original Schedule 13D”) on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, $.00001 par value (the “Common Stock”), of Akebia Therapeutics, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer held by the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and disposition of the 5,448,857 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 5,448,857 shares of Common Stock held by the Nantahala Investors.

Item 3.	Source and Amount of Funds

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

As of December 20, 2018, the Nantahala Investors had invested $54,995,284 (inclusive of brokerage commissions) in the Common Stock of the Issuer and the options disclosed in Item 6 of this Schedule 13D. The source of these funds was the working capital of the Nantahala Investors. The shares of common stock are held in margin accounts with Goldman, Sachs & Co, Citigroup Global Markets Inc., and Morgan Stanley.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and restated to read as follows:

The Reporting Persons purchased the Common Stock for the Nantahala Investors based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer in the ordinary course of business without attempting to influence the control of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock. The Reporting Persons may in the future change their intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)          The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 116,957,700 shares of Common Stock outstanding, which is based on the 57,059,063 shares of Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2018 plus the 59,898,637 shares of Common Stock to be issued upon the closing of the merger of Keryx Biopharmaceuticals, Inc. with and into a subsidiary of the Issuer (the “Merger”) on December 12, 2018, as reported in the Issuer’s Prospectus on Form 424 filed with the SEC on October 30, 2018.

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 5,448,857 shares of Common Stock held by the Nantahala Investors, representing approximately 4.7% of the issued and outstanding shares of Common Stock of the Issuer. This amount includes 5,034,857 shares of Common Stock and 414,000 shares of Common Stock receivable upon exercise of presently exercisable exchange-traded options described in Item 6.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 5,448,857 shares of Common Stock beneficially owned by the Nantahala Investors, representing approximately 4.7% of the issued and outstanding shares of Common Stock of the Issuer.

This report shall not be deemed an admission that any of Nantahala, Mr. Harkey or Mr. Mack is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Neither Other Officer beneficially owns any shares of Common Stock of the Issuer.

(b)          Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock held by the Nantahala Investors reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Nantahala, Mr. Harkey or Mr. Mack is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,448,857 shares of Common Stock owned by the Nantahala Investors.

(c)          Annex A attached hereto lists all transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the shares of Common Stock were effected in the open market.

(d)          The Nantahala Investors hold the shares of Common Stock reported herein. No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)          The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on the closing of the Merger on December 12, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

The Reporting Persons beneficially own 4,140 exchange-traded options that are presently exercisable for 414,000 shares of Common Stock at a strike price of $12.50 that expire on January 18, 2019.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack

ANNEX A

Date	Buy / Sell	Shares	Price
10/19/18	Option Expiry	437,000	$-
10/22/18	Sell	3,399	$8.52
10/23/18	Sell	4,601	$8.51
10/24/18	Sell	900	$8.45
11/20/18	Buy	100,000	$7.16
12/7/18	Sell	75,000	$8.57
12/7/18	Sell	4,100	$8.61
12/12/18	Buy	21002	$8.50
12/13/18	Buy	25328	$8.12
12/14/18	Buy	130851	$7.97
12/17/18	Sell	11931	$7.63
12/17/18	Buy	9149	$7.55
12/18/18	Buy	20000	$6.52
12/18/18	Buy	13865	$6.57
12/20/18	Buy	90382	$5.89

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